UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

LaSalle Hotel Properties

(Name of Issuer)

7.25% Series G Cumulative Redeemable Preferred Shares

of Beneficial Interest, par value $0.01

(Title of Class of Securities)

517942108

(CUSIP Number)

Madison Grose, Esq.

Co-General Counsel

Starwood Capital Group Global, L.L.C.

591 West Putnam Avenue

Greenwich, Connecticut 06830

203-422-7700

Copies to:

Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517942108

1. Names of Reporting Persons. SCG Hotel DLP, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) OO (see Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 2,348,888
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,348,888
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,888
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 37.0% [1]
14. Type of Reporting Person (See Instructions) PN

1 Based upon 6,348,888 Series G Shares outstanding on April 17, 2009, as disclosed by LaSalle Hotel Properties in its registration statement on Form S-3 filed with the Securities and Exchange Commission on April 17, 2009.

CUSIP No. 517942108

1. Names of Reporting Persons. SCG/DLP Holdings, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) OO (see Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 2,348,888
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,348,888
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,888
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 37.0% [2]
14. Type of Reporting Person (See Instructions) PN

 2 Based upon 6,348,888 Series G Shares outstanding on April 17, 2009, as disclosed by LaSalle Hotel Properties in its registration statement on Form S-3 filed with the Securities and Exchange Commission on April 17, 2009.

CUSIP No. 517942108

1. Names of Reporting Persons. SCG/DLP Holdings, L.L.C.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) OO (see Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 2,348,888
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,348,888
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,888
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 37.0% [3]
14. Type of Reporting Person (See Instructions) OO

 3 Based upon 6,348,888 Series G Shares outstanding on April 17, 2009, as disclosed by LaSalle Hotel Properties in its registration statement on Form S-3 filed with the Securities and Exchange Commission on April 17, 2009.

CUSIP No. 517942108

1. Names of Reporting Persons. Starwood Capital Group Global, L.L.C.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) OO (see Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 2,348,888
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,348,888
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,888
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 37.0% [4]
14. Type of Reporting Person (See Instructions) OO

 4 Based upon 6,348,888 Series G Shares outstanding on April 17, 2009, as disclosed by LaSalle Hotel Properties in its registration statement on Form S-3 filed with the Securities and Exchange Commission on April 17, 2009.

CUSIP No. 517942108

1. Names of Reporting Persons. Barry S. Sternlicht
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) OO (see Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 2,348,888
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,348,888
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,888
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 37.0% [5]
14. Type of Reporting Person (See Instructions) IN

5 Based upon 6,348,888 Series G Shares outstanding on April 17, 2009, as disclosed by LaSalle Hotel Properties in its registration statement on Form S-3 filed with the Securities and Exchange Commission on April 17, 2009.

Item 1.           Security and Issuer

This Schedule 13D relates to the 7.25% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 (the "Series G Shares"), of LaSalle Hotel Properties, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814.

Item 2.	Identity and Background

This Schedule 13D is being filed by (a) SCG Hotel DLP, L.P., (b) SCG/DLP Holdings, L.P., (c) SCG/DLP Holdings, L.L.C., (d) Starwood Capital Group Global, L.L.C. ("SCGG") and (e) Barry S. Sternlicht (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated April 27, 2009, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Rule 13d-1(k) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SCG Hotel DLP, L.P. is a limited partnership formed under the laws of Delaware with its business address at 591W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

SCG/DLP Holdings, L.P., a limited partnership formed under the laws of Delaware, is the general partner of SCG Hotel DLP, L.P. SCG/DLP Holdings, L.P.'s business address is 591W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

SCG/DLP Holdings, L.L.C., a limited liability company formed under the laws of Delaware, is the general partner of SCG/DLP Holdings, L.P. SCG/DLP Holdings, L.L.C.'s business address is 591W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

SCGG, a limited liability company formed under the laws of Connecticut, is the sole member of SCG/DLP Holdings, L.L.C. SCGG's business address is 591W. Putnam Ave., Greenwich, CT 06830 and its principal business is real estate investment.

Barry S. Sternlicht, an individual who is a citizen of the United States, is the Chairman, Chief Executive Officer and General Manager of SCGG. Mr. Sternlicht's business address is 591W. Putnam Ave., Greenwich, CT 06830 and his present principal occupation is that of private investor.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In August 2005, the Issuer acquired the Westin Copley Place in Boston, Massachusetts. As part of the consideration to acquire the hotel, LaSalle Hotel Operating Partnership, L.P. (the "Operating Partnership" of the Issuer) issued to SCG Hotel DLP, L.P. 2,348,888 7.25% Series C Cumulative Redeemable Preferred Units (liquidation preference $25 per unit) (the "Series C Units") of the Operating Partnership. The Series C Units were redeemable for 7.25% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (liquidation preference $25 per share), $0.01 par value per share (the "Series C Shares"), of the Issuer on a one-for-one basis. On February 1, 2009, each of the Series C Units was redeemed and the Issuer issued 2,348,888 Series C Shares. Prior to the exchange of the Series C Shares for the Series G Shares described below, the Series C Shares were held by SCG Hotel DLP, L.P. On April 16, 2009, each of the Series C Shares was exchanged for one Series G Share, and the Issuer issued 2,348,888 Series G Shares to SCG Hotel DLP, L.P. in such exchange. The Series G Shares were issued to SCG Hotel DLP, L.P. pursuant to an Exchange Agreement, dated as of April 16, 2009 (the "Exchange Agreement"), between SCG Hotel DLP, L.P. and the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. SCG Hotel DLP, L.P. plans to the distribute the Series G Shares of the Issuer covered by this Schedule 13D to its direct and indirect partners. The Reporting Persons intend to continue to evaluate the Issuer's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, each Reporting Person may at any time and from time to time acquire Series G Shares or other securities of the Issuer or securities convertible or exchangeable for Series G Shares or other securities of the Issuer; dispose of Series G Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Series G Shares which it has acquired. Any acquisition or disposition of Series G Shares or other securities of the Issuer by the Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. In the interest of maximizing value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations or capital structure of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer's assets or changes in the Issuer's capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

The Series G Shares were issued to SCG Hotel DLP, L.P. in exchange for the Series C Shares previously held by SCG Hotel DLP, L.P. pursuant to the Exchange Agreement, which also contains customary representations and warranties and covenants, including the agreement by SCG Hotel DLP, L.P. that it will not transfer the Series G Shares except in accordance with applicable securities laws.

Pursuant to a Registration Rights Agreement, dated as of April 16, 2009 (the “Registration Rights Agreement”), the Issuer has granted certain registration rights regarding the Series G Shares to SCG Hotel DLP, L.P. and subsequent transferees of the Series G Shares who become party to the Registration Rights Agreement in accordance with the terms and conditions of the Registration Rights Agreement, and the Issuer has agreed to file a shelf registration statement of the Issuer registering under the Securities Act of 1933, as amended, the resale of the Series G Shares by SCG Hotel DLP, L.P. or such other holders of the Series G Shares.

Pursuant to an Ownership Limit Waiver Agreement, dated as of April 16, 2009 (the “Waiver”), the Issuer has exempted the acquisition by SCG Hotel DLP, L.P. of 2,348,888 Series G Shares from the ownership limit set forth in its Articles of Amendment and Restatement of Declaration of Trust.

Except as disclosed herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in this Item 4 of Schedule 13D.

The discussions contained herein regarding the Exchange Agreement, the Registration Rights Agreement and the Waiver are qualified in their entirety by the copies of those agreements filed as exhibits hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a) and (b)

As of the date hereof, SCG Hotel DLP, L.P. beneficially owns an aggregate of 2,348,888 Series G Shares, or approximately 37.0% of the total issued and outstanding Series G Shares of the Issuer. SCG/DLP Holdings, L.P., as the general partner of SCG Hotel DLP, L.P., may be deemed to have beneficial ownership of the foregoing 2,348,888 Series G Shares. SCG/DLP Holdings, L.L.C., as the general partner of SCG/DLP Holdings, L.P., may also be deemed to have beneficial ownership of the forgoing 2,348,888 Series G Shares. SCGG as the sole member of SCG/DLP Holdings, L.L.C., may also be deemed to have beneficial ownership of the foregoing 2,348,888 Series G Shares. Barry Sternlicht as the Chairman, Chief Executive Officer and General Manager of SCGG, may also be deemed to have beneficial ownership of the forgoing 2,348,888 Series G Shares.

(c)	Except as set forth in Item 3 of this Schedule 13D, no transactions in the Series G Shares were effected by the Reporting Persons during the past 60 days.
(d)	No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from the sale of, or the proceeds from the sale of, any of the Series G Shares that may be deemed to be beneficially owned by any Reporting Person.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3, 4, and 5 are incorporated herein by reference

Pursuant to the Exchange Agreement, the Issuer issued 2,348,888 Series G Shares to SCG Hotel DLP, L.P. in exchange for 2,348,888 Series C Shares previously held by SCG Hotel DLP, L.P. The Exchange Agreement also contains customary representations and warranties and covenants, including the agreement by SCG Hotel DLP, L.P. that it will not transfer the Series G Shares except in accordance with applicable securities laws.

Pursuant to the Registration Rights Agreement, the Issuer has granted SCG Hotel DLP, L.P. and subsequent transferees of the Series G Shares who become party to the Registration Rights Agreement in accordance with its terms certain registration rights with respect to the 2,348,888 Series G Shares that were acquired by SCG Hotel DLP, L.P.

Pursuant to the Waiver, the Issuer has exempted the acquisition by SCG Hotel DLP, L.P. of 2,348,888 Series G Shares from the ownership limit set forth in its Articles of Amendment and Restatement of Declaration of Trust.

The foregoing summary of the Exchange Agreement, the Registration Rights Agreement and the Waiver do not purport to be complete and are qualified in their entirety by the actual terms of these documents, which are attached as Exhibits hereto and incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

Exhibit No.	Exhibit Name
1.

Joint Filing Agreement, dated April 27, 2009, by and among SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht relating to the filing of a joint statement on Schedule 13D

2.	Exchange Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.
3.	Registration Rights Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.
4.	Ownership Limit Waiver Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2009

SCG HOTEL DLP, L.P.

By:	SCG/DLP Holdings, L.P.
Its General Partner

By:	SCG/DLP Holdings, L.L.C.,
Its General Partner

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Director

SCG/DLP HOLDINGS, L.P.

By:	SCG/DLP Holdings L.L.C.,
Its General Partner

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Director

SCG/DLP HOLDINGS, L.L.C.

By:	/s/ Madison Grose
Name: Madison Grose
Title: Sr. Managing Director

STARWOOD CAPITAL GROUP GLOBAL, L.L.C.

By:	/s/ Barry S. Sternlicht
Name: Barry S. Sternlicht
Title: Chief Executive Officer
BARRY STERNLICHT

/s/ Barry S. Sternlicht

EXHIBIT INDEX

Exhibit No.	Exhibit Name
1.	Joint Filing Agreement, dated April 27, 2009, between SCG Hotel DLP, L.P., SCG/DLP Holdings, L.P., SCG/DLP Holdings, L.L.C., Starwood Capital Group Global, L.L.C. and Barry S. Sternlicht
2.	Exchange Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.
3.	Registration Rights Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.
4.	Ownership Limit Waiver Agreement, dated as of April 16, 2009, between LaSalle Hotel Properties and SCG Hotel DLP, L.P.